Cox Smith Matthews
                                             INCORPORATED
                       --------------------------------------------
                             ATTORNEYS o COUNSELORS
                       --------------------------------------------
 DIRECT NUMBER                                              EMAIL ADDRESS
 210.554.5255                                              SRJACOBS@COXSMITH.COM




                               September 16, 2005


Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street Northwest
Washington, DC 20549


         Re:      Abraxas Petroleum Corporation
                  Registration Statement on Form S-3 filed August 12, 2005 File No. 333-127480 (the "Registration Statement")

Dear Mr. Schwall:

         On behalf of our client, Abraxas Petroleum Corporation ("Abraxas"), we have reviewed the Staff's comments in your letter dated September 9, 2005 with respect to the Registration Statement.

         The following are Abraxas' responses to your comments. To simplify your review, we have included your comments in italics. To the extent required, Amendment No. 1 to Registration Statement on Form S-3 which was filed today reflects the changes described in this letter.

         1. Comment: Expand the Selling Stockholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

            Abraxas has amended the Selling Stockholder's table on page 15 of the Registration Statement to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as Selling Stockholders.


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
                              Cox Smith Matthews
                                             INCORPORATED

H. Roger Schwall
September 16, 2005
Page 2


         2. Comment: Identify as underwriters all selling stockholders who are registered broker-dealers, unless any such registered broker-dealers received their shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, the stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

            Based upon the information received by Abraxas from the Selling Stockholders, Abraxas confirms that none of the Selling Stockholders is a registered broker-dealer, and, therefore, no change was made in the Registration Statement to identify as underwriters any Selling Stockholders who are registered broker-dealers.


         3. Comment: We note that the selling stockholders may engage in short sales of common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

            Abraxas is aware of  Corporation  Finance  Telephone  Interpretation
            A.65 (the "Interpretation") and, prior to executing the Stock Purchase Agreement and the filing of the Registration Statement, Abraxas informed the selling stockholders signatory to the Stock Purchase Agreement of the Interpretation and has again received a representation and warranty from each such Selling Stockholder that each Selling Stockholder is aware of such interpretation and how it affects its ability to engage in short sales.

         If you have any questions or comments with regard to the foregoing or the attached, please contact Steven R. Jacobs (210-554-5255) or Jeffrey C. Gifford (210-554-5560) of Cox Smith Matthews Incorporated.

                                 Very truly yours,

                                 COX SMITH MATTHEWS INCORPORATED


                                 By:   /S/ Steven R. Jacobs
                                    --------------------------------------------
                                       Steven R. Jacobs
                                       For the Firm
cc:      C. Moncada-Terry
         Chris Williford

Enclosures